3: The Board of Benetton Group S

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated ecember 5, 2003

The Board of Benetton Group S.p.A. determines the transfer values relating to the company reorganisation plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

December 5, 2003

The Board of Benetton Group S.p.A. determines the transfer values relating to the company reorganisation plan.

Ponzano 5 December 2003 - The Board of Directors of Benetton Group S.p.A., meeting today under the chairmanship of Luciano Benetton, set the transfer values, on the basis of estimated values provided by independent experts, of the three company business activities which will be transferred to the wholly-owned subsidiaries Bencom S.r.l., Benind S.p.A. and United Web S.p.A. (which will take the name of Bentec S.p.A.).

In particular, the business activity relating to the ownership and management of trademarks and commercial activities will be transferred to Bencom S.r.l. for a value of about 590 million euro; the business activity relating to production and logistics will be transferred to Benind S.p.A. for a value of about 58 million euro; and the business activity relating to IT services and systems will be transferred to Bentec S.p.A. for a value of approximately 15 million euro.

The effective date for these transfers is planned for 20th December 2003.

The aims of the decision are to bring the company and management structure in line with the group's new strategies, to improve the efficiency and competitiveness of the individual areas under specific operating companies and, ultimately, to bring the group even closer to the market.

The reorganisation of the Group's company and organisation structure was approved by the Shareholders' Meeting of 25th November 2003.

For further information: +39 0422 519036

www.benetton.com/press